Mail Stop 4561

March 27, 2008

VIA USMAIL and FAX (201) 843-2198

Mr. Joseph Macnow
Chief Financial Officer
Alexander's Inc.
210 Route 4 East
Paramus, New Jersey 07652

     Re: **Alexander's Inc.**
           Form 10-K for the year ended December 31, 2007
           Filed on February 25, 2008
           File No. 001-6064

Dear Mr. Joseph Macnow:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Condominium Sales, page 43

1.   Please clarify to us how EITF 06-8 impacted your revenue recognition in this area
        and what consideration you gave to disclosing the impact of the EITF on your
        revenue recognition.

Note 10 – Commitments and Contingencies

Environmental Remediation, page 50

2.   The note indicates that you capitalized the settlement costs related to a complaint
        filed by an independent contractor who was retained to perform services
        associated with the environmental remediation at your Kings Plaza Regional
        Shopping Center. Please tell us the nature of the services performed by this
        independent contractor and why the capitalization of these costs is consistent with
        the guidance in EITF 90-8.

Note 11 – Stock Options and Stock Appreciation Rights

Stock Appreciation Rights, page 52

3.   Please tell us what consideration you gave to the provisions of SFAS 123R when
        measuring the fair value of your Stock Appreciation Rights.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jaime G. John, at (202) 551-3446 or me at (202) 551- 3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant